May 9, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

RE:    Granite Construction Incorporated
Form 10-K for the Year ended December 31, 2012
Filed March 1, 2013
File No. 1-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated April 25, 2013 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 10-K”). For convenience, the Staff’s comments are set forth below in italics, followed by our response.

1

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

We acknowledge the Staff’s comment and will present revisions in our responses and in future filings, as applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 37

Cash Flows, page 37

2.
Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented. For example, please expand your explanation to address the specific items within working capital that affected operating cash flows. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Response:

We acknowledge the Staff’s comment and will expand our discussion of changes in cash flows in future fillings to provide additional explanation to financial statement readers regarding the changes and reasons for such changes for all periods presented. Language consistent with the following will be included in our Quarterly Report on Form 10-Q for the first quarter of 2013.

Cash flows from operating activities result primarily from our earnings or losses, and are also impacted by changes in operating assets and liabilities which consist primarily of working capital balances. As a large heavy civil contractor and construction materials producer, our operating cash flows are subject to the seasonality of our business and the cycles associated with winning, performing and closing projects, including the timing related to funding construction joint ventures and the resolution of uncertainties inherent in the complex nature of the work that we perform.
Cash used in operating activities of $54.7 million for the three months ended March 31, 2013 represents a $31.8 million increase from the amount of cash used in operating activities during the same period in 2012. The increase was partially attributable to the increase in our net loss in the three month period in 2013 to $19.8 million, as compared to the loss of $8.7 million experienced in the same period in 2012. In addition, we funded net contributions of $14.4 million in equity in construction joint ventures during the three months ended March 31, 2013, as opposed to receiving net distributions from construction joint ventures of $11.4 million during the same period in 2012.
Cash provided by investing activities for the three months ended March 31, 2013 remained relatively unchanged compared to the same period in 2012. The changes in our marketable securities transactions during the three months ended March 31, 2013 when compared to 2012 were a result of our cash management activities that are generally based on the Company’s cash flow requirements and/or as investments mature. There were no unusual investing activities related to our cash management practices during the first quarter of 2013.

Cash used in financing activities for the three months ended March 31, 2013 decreased $1.3 million compared to the same period in 2012. The decrease was primary driven by a $2.5 million decrease in long-term debt principal payments associated with our real estate entities as we progress on the Enterprise Improvement Plan (“EIP”).

Covenants and Events of Default, page 40

3.
We note that subsequent to December 31, 2012, one of your consolidated real estate entities was in default under a debt agreement and is currently in discussions with the lender to revise the terms of the defaulted debt agreement. Please enhance your disclosure to explain why the entity did not make the payment and further discuss the impact if your consolidated real estate entity is not able to revise the terms of the defaulted debt agreement. Please also tell us what consideration you gave as to whether the failure to make a timely payment affects the classification of the related debt as current or noncurrent.

Response:

We note for the Staff that as a component of our EIP, as announced in 2010, we are in the process of orderly divesting of our real estate investment business through the negotiation of the sale of certain real property assets at acceptable prices. During the first quarter of 2013 we were involved in the negotiation of a debt agreement associated with one of the entities holding properties subject to the divestiture plan. Terms and conditions associated with this negotiation process were the subject of significant debate between our partners, our lenders and us. The negotiations extended past the due date (March 1, 2013) of a required payment under the debt agreement, resulting in the default. The default was cured on March 29, 2013 when the payment was made and an amended agreement was reached.

This situation had no bearing on the debt and credit agreements associated with our ongoing business. The debt agreement associated with this real estate development project is collateralized by the underlying assets of that entity, mainly the real property assets. The lender has recourse only to the development entity’s assets, and Granite Land Company has no obligation to continue to fund the operation or debt service of the development entity.

The event of default had no impact on the classification of the debt associated with this project. All debt associated with this consolidated joint venture was classified as current in our consolidated financial statements.

Language consistent with the following will be included in our Quarterly Report on Form 10-Q for the first quarter of 2013:

On March 1, 2013, one of our consolidated real estate entities was in default on a debt agreement as a result of its failure to make a required payment as we continued to negotiate the terms and conditions of an extension agreement with the lender subsequent to March 1, 2013. We reached an agreement and the default was cured on March 29, 2013. This event had no affect on our senior notes or borrowings, or our borrowing ability under our Credit Agreement loan.

Item 15. Exhibits, Financial Statement Schedules, page 46

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue Recognition - Construction Contracts, page F-8

4.	Please enhance your disclosure to clarify how you account for pre-contract costs.

Response:

We acknowledge the Staff’s comment and will modify our Summary of Significant Accounting Policies footnote to include our policy on accounting for pre-contract costs beginning with our Annual Report on Form 10-K for the year ended December 31, 2013. The disclosure will include language consistent with “Pre-contract costs are expensed as incurred.”

5.
Please disclose as of each balance sheet date the amounts of progress payments netted against contract costs, as well as the amounts of advances that are on account of work in progress. Refer to Rule 5-02.6(d)(iii) of Regulations S-X and ASC 910-20-50-Ib, as well as ASC 910-405-50-2.

Response:

We acknowledge the Staff’s comment and will modify future filings to include a reconciliation of our costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings, as applicable.

Note 4. Fair Value Measurement, page F-16

6.
Please enhance your disclosure to present a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) in accordance with ASC 820-10-50-2(c).

Response:

We note for the Staff that the Senior notes payable and Credit Agreement loan categorized as Level 3 are not measured at fair value in the statement of financial position; rather, the fair values of these liabilities are required to be disclosed in the notes to the financial statements, in accordance with ASC 820-10-50-2(e). ASC 820-10-50-2(e) does not require a reconciliation of the beginning and ending Level 3 balances for items disclosed, but not measured, at fair value. Beginning with our Quarterly Report on Form 10-Q for the three months ended March 31, 2013, we will modify future filings to clarify this.

Note 20. Business Segment Information, page F-41

7.
You include disclosure on pages 5 and F-18 regarding customers who represent more than ten percent of your revenues. Please also disclose the identity of the segments(s) that reports the revenues derived from your customers who represent more than ten percent of your revenues for each period presented. See ASC 280-10-50-42.

Response:

We acknowledge the Staff’s comment and we will modify our disclosure consistent with the following beginning with our Annual Report on Form 10-K for the year ending December 31, 2013 (additional items underlined):

Revenue earned by Construction and Large Project Construction from federal, state and local government agencies was approximately $1.7 billion (80.6% of our total revenue) in 2012, $1.7 billion (83.8% of our total revenue) in 2011 and $1.5 billion (83.3% of our total revenue) in 2010.

During the years ended December 31, 2012 and 2011, our largest volume customer was the California Department of Transportation (“Caltrans”). Revenue from Caltrans represented $272.9 million (13.1% of total revenue) in 2012, of which $268.9 million (27.3% of segment revenue) was in our Construction segment and $4.0 million (0.5% of segment revenue) was in the Large Project Construction segment. Revenue from Caltrans represented $264.9 million (13.2% of total revenue) in 2011, of which $241.1 million (23.1% of segment revenue) was in the Construction segment and 23.8 million (3.3% of segment revenue) was in the Large Project Construction segment. In 2010, Caltrans revenue represented $175.0 million of (9.9% of our total revenue) and the Maryland State Highway Administration represented $181.0 million (10.3% of our total revenue), of which $160.3 million (17.0% of segment revenue) was in the Construction segment and $195.7 million (33.5% of segment revenue) was in the Large Project Construction segment.

At December 31, 2012 and 2011, no customer had a receivable balance in excess of 10% of our total net receivables.

Signatures

8.
Please confirm whether your Chief Accounting Officer or controller has signed the Form 10-K in that capacity. Additionally, in future filings, please ensure your Chief Accounting Officer or Controller identify that he or she has signed the Form 10-K in that capacity. Refer to General Instruction D to Form 10-K.

Response:

I, Laurel J. Krzeminski, Senior Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer), have signed the Form 10-K in the capacity of principal accounting officer. We will ensure that future filings will be signed in accordance with General Instruction D to Form 10-K.

In connection with our response to the Staff’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Senior Vice President and Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

cc: Jeffery Gordon, Staff Accountant, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP
Richard A. Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated